October 2, 2024

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Beverly Singleton

Claire Erlanger

Jennifer Angelini

Geoffrey Kruczek

Re:	Comment Letter dated September 24, 2024

JBS S.A.

Amendment No. 1 to Registration Statement on Form F-4

Filed August 15, 2024

File No. 333-278254

Ladies and Gentlemen:

JBS S.A. (the “Company”) is submitting this letter in response to the comment letter, dated September 24, 2024 (the “Comment Letter”), issued by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Registration Statement on Form F-4, filed with the Commission on August 15, 2024 (as may be further amended, the “Registration Statement”).

Concurrently with the submission of this response letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Amendment No. 2 includes revised disclosure in response to the Staff’s comments, as noted herein, and other changes to reflect Company updates and developments.

To facilitate the Staff’s review, the text set forth below in bold-faced type immediately following each paragraph number is a reproduction of the comments included in the Comment Letter. Except as otherwise indicated, all references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 2. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

Amendment to Form F-4 filed August 15, 2024

Risk Factors

Unfavorable decisions in . . . proceedings and government investigations may adversely affect us, page 31

1.	Please refer to the third paragraph of this risk factor and additionally quantify the lawsuits, or portion thereof, for which provisions have not been made as of the most recent balance sheet date included in the filing.

The Company respectfully acknowledges the Staff’s comment and has revised the risk factor entitled “Unfavorable decisions in legal, administrative, antitrust or arbitration proceedings and government investigations may adversely affect us” on page 31 of Amendment No. 2 in response.

Our ultimate controlling shareholders have influence over the conduct of our business...., page 34

2.	Please revise to include disclosure that appears on page 52 of the Form F-4 filed by JBS B.V. (File No. 333-273211) regarding the Batistas’ increased voting power due to the potential restructuring and greater ability to influence the company as a result of such concentrated control.

The Company respectfully acknowledges the Staff’s comment and has revised the risk factor entitled “Our ultimate controlling shareholders have influence over the conduct of our business and may have interests that are different from yours” on pages 34-35 of Amendment No. 2 in response.

We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions...., page 36

3.	Please revise this risk factor to include the amounts of the fines that JBS and the ultimate controlling shareholders were obligated to pay under the agreements with the Brazilian authorities and the U.S. Securities and Exchange Commission and Department of Justice, and to include a reference to the compliance program.

The Company respectfully acknowledges the Staff’s comment and has revised the risk factor entitled “We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and these actions may materially adversely impact our business and prospects and damage our reputation and image” on pages 36-37 of Amendment No. 2 in response.

Media campaigns related to food production...., page 36

4.	We note your response to comment 8 of our letter dated July 24, 2024, relating to the Form F-4 filed by JBS B.V. Please tell us about the boycotts that you have experienced to date in the United States and elsewhere, and explain how you assessed the materiality of their impacts. Provide quantitative information to the extent applicable. In addition, tell us whether your materiality determination took into account qualitative factors (for example, and without limitation, reputation). If so, identify such factors and discuss how your materiality determination was affected thereby. If not, tell us why you do not believe that qualitative factors should be considered in determining the materiality of boycotts to the company.

The Company respectfully acknowledges the Staff’s comment and clarifies that the Company has assessed the materiality of any boycotts in terms of the effects of such boycotts on the Company’s results of operations. The Company wishes to clarify that none of the boycotts that the Company has experienced to date has had a demonstrable effect on the Company’s revenues or other performance metrics. Accordingly, the Company is not able to quantify the impact of such boycotts because it is unable to tie any variations in its revenues or performance metrics to any particular instance of boycott activity.

The Company has also taken into account the reputational damage it may have suffered or may in the future suffer as a result of boycotts, including insofar as such damage may impact the Company’s ability to conduct business with suppliers, customers or funding sources.

Accordingly, the Company has revised the risk factor entitled “Media campaigns related to food production; regulatory and customer focus on environmental, social and governance responsibility; and increased focus and attention by the U.S. government and other stakeholders on the meat processing industry and ESG-related issues could expose us to additional costs or risks” on page 38 of Amendment No. 2 to expand its discussion of boycott activity as a potential source of harm to the Company.

Capitalization, page 47

5.	We note disclosure in the filing that on August 13, 2024, the Company approved the distribution of interim dividends from profit reserves of R$4.44 billion (equivalent to US$808.4 million considering the exchange rate on August 13, 2024) to be distributed to shareholders on October 7, 2024. As the pending distribution appears to be material to your June 30, 2024 total equity, please revise your Capitalization table to provide a pro forma presentation of the total equity and total capitalization amounts, giving impact to the dividend distribution. Disclose the anticipated source for payment of the dividends. Analogous guidance is SAB Topic 1.B.3.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 48 of Amendment No. 2 in response.

Information about JBS S.A.

The Corporate Restructuring and the Proposed Equity Transaction, page 108

6.	Your response does not address comment 19 in our letter dated July 24, 2024, and accordingly we issue that comment. We note disclosure on page 110 that the controlling shareholders "will only vote in favor of the Merger of Shares (and ancillary matters) and the Cash Dividend if the Delisting is approved and only if their votes are necessary to reach the minimum required affirmative votes. Otherwise, our direct controlling shareholders will abstain from voting on such matters." Please revise to clarify when and how the controlling shareholders will exercise their vote. Clearly state, if true, that the controlling shareholders will vote to secure approval in the event that these matters would otherwise be rejected by the vote of the non-controlling shareholders, and that the transactions thus may be approved by just 1.5% of the non-controlling shareholders voting in favor.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 111 of Amendment No. 2 to clarify when and how the Company’s direct controlling shareholders will exercise their vote.

The Proposed Equity Transaction encompasses three main deliberations at the JBS S.A. General Meeting:

1.	the Delisting, which requires the approval of more than 50% of the issued and outstanding shares of JBS S.A. held by non-controlling shareholders of JBS S.A. present at the JBS S.A. General Meeting;

2.	the Merger of Shares (and ancillary matters), which requires the approval of more than 50% of the total issued and outstanding shares of JBS S.A. (or an “absolute majority” for purposes of Brazilian corporate law); and

3.	the declaration and distribution of the Cash Dividend, which requires the approval of more than 50% of the issued and outstanding shares of JBS S.A. held by all shareholders of JBS S.A. present at the JBS S.A. General Meeting.

The Company’s direct controlling shareholders will not vote in favor of the Merger of Shares (and ancillary matters) or the Cash Dividend in the event that the Delisting is rejected by the non-controlling shareholders present at the JBS S.A. General Meeting. As stated on page 111 of Amendment No. 2, all matters subject to vote at the JBS S.A. General Meeting are conditional upon each other, meaning that if one matter is not approved, the others will also be rejected. Accordingly, if the Delisting is not approved, then the Proposed Equity Transaction will not move forward. Since the Delisting must be approved by a majority of the shares held by non-controlling shareholders present at the JBS S.A. General Meeting, the approval of all matters at the JBS S.A. General Meeting will de facto require approval of majority of the shares held by non-controlling shareholders present at the meeting.

If, on the other hand, the Delisting is duly approved by the non-controlling shareholders present at the JBS S.A. General Meeting, then the direct controlling shareholders will vote in favor of the remaining components of the Proposed Equity Transaction only if needed to approve those components. For example, since the Merger of Shares must be approved by a majority of all shares issued by JBS S.A., independent of the number of shares present at the JBS S.A. General Meeting, it may be necessary for the direct controlling shareholders to vote in favor of the Merger of Shares to approve the matter, depending on the number of non-controlling shareholders present, in accordance with the will of the non-controlling shareholders present at the meeting manifested by their approval of the Delisting.

By way of example, if the direct controlling shareholders are present at the JBS S.A. General Meeting with their combined 48.3% of the shares, and non-controlling shareholders holding 40% of the shares are also present, then the Delisting would be approved if 21% of the shares outstanding (representing more than 50% of the non-controlling shares present) vote in favor of it. The next agenda item would be the vote on the Merger of Shares, whereby the 40% of shares held by non-controlling shareholders would be insufficient to form an “absolute majority” of the issued and outstanding shares of JBS S.A. In this scenario, the controlling shareholder will “follow” the will of the non-controlling shareholders (who have approved the Delisting), and vote in favor of the Merger of Shares, thereby allowing the “absolute majority” to be reached.

The Company cannot predict the levels of attendance or participation by non-controlling shareholders in the meeting. Accordingly, it is possible that non-controlling shareholders holding less than the 40% in the above example attend the meeting and vote in favor of the Delisting, leading to the approval of the Delisting and, indirectly, of the Merger of Shares, the Cash Dividend and, therefore, the Proposed Equity Transaction.

June 30, 2024 Unaudited Interim Financial Statements

Note 19. Equity, page F-31

7.	Refer to the discussion of the non-controlling interest and the table provided on page F-32 for the six-month period ended June 30, 2024 and 2023. We note the amounts shown for PPC's net revenue and net income appear to pertain to its operations for the three months, rather than six months, ended June 30, 2024 and 2023. Similarly, also refer to Note 20(f), Non-controlling interest on page F-124 and the table of PPC's data. It appears the amount shown for PPC's net income for the year ended December 31, 2021 should be $31,268 rather than $31. Please revise or advise as appropriate.

The Company respectfully acknowledges the Staff’s comment and has revised the Note 19 to JBS S.A.’s unaudited interim financial statements beginning on page F-32 of Amendment No. 2 and Note 20(f) to JBS S.A.’s audited financial statements beginning on page F-124 of Amendment No. 2 in response.

December 31, 2023 Audited Financial Statements

Note 19. Provisions for legal proceedings, page F-113

8.	We note your revisions made in response to prior comment numbers 11 and 12 of our letter dated July 24, 2024. With respect to the legal expenses incurred or accrued for labor, civil, and tax and social security, please consider providing a table of the aggregate expense amount recorded in your financial statements for each period presented as allocated to the respective income statement line item, such as recorded in G&A expenses or other operating expense line items. It is not clear if you reflected the legal expenses within operating income or non-operating income. In this regard, we note your disclosure in the last paragraph on page F-113 that provisions are adjusted for inflation and recorded under Net financial income (expenses), which is a non-operating income category in your statements of income. Please advise or revise accordingly. In addition, if any charges to provisions materially affect an income statement line item, the effect should be discussed within MD&A results of operations section.

The Company respectfully acknowledges the Staff’s comment and has revised Note 19 to JBS S.A.’s audited financial statements beginning on page F-113 of Amendment No. 2 in response.

The Company also clarifies that, generally, amounts claimed in legal or administrative proceedings in Brazil are subject to “monetary correction,” a type of indexation which uses inflation or interest indexes, or a mixture of both, the purpose of which is to protect the claimant against the loss of the value of the claim during the period it is being disputed. The indexation expense is analogous to the unwinding of the discounting to present value of provisions required by IAS 37.45 and, as such, as required by IAS 37.60, we recognize this expense as a borrowing cost in the caption “Net financial income (expenses).”

Finally, the Company clarifies that it has discussed all charges to provisions that materially affected its results of operations under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Summary of Results.” See the discussion of “General and administrative expenses” for the six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023 on pages 130-131 of Amendment No. 2 and the year ended December 31, 2022 as compared to the year ended December 31, 2021 on page 144 of Amendment No. 2.

General

9.	We note that the “ultimate controlling shareholders” are named in the definition on page iv. Please revise to disclose the identity of the ultimate controlling shareholders on the prospectus cover page and the first time such term is used within the summary and risk factor sections. In addition, include disclosure on the prospectus cover regarding the risks related to the controlling stake and management roles of Joesley and Wesley Batista, with a cross-reference to more detailed disclosure elsewhere in the prospectus. Your disclosure should specifically address their record of illicit conduct, ongoing criminal investigations and/or proceedings, and potential for future illicit conduct, together with the material related risks to the company and shareholders.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the prospectus cover page and pages 6 and 31 of Amendment No. 2 in response.

* * *

We appreciate in advance your time and attention to our responses. Should you have any additional questions or concerns, please contact John R. Vetterli of White & Case LLP at (212) 819-8816 or at jvetterli@whitecase.com Karen Katri of White & Case LLP at (305) 925-4788 or at karen.katri@whitecase.com.

Very truly yours,

/s/ Gilberto Tomazoni
Gilberto Tomazoni
Chief Executive Officer
JBS S.A.

cc:	Guilherme Cavalcanti, Chief Financial Officer

JBS S.A.

Donald E. Baker, Esq.

Daniel Nam, Esq.

Victor G. Mendoza, Esq.

John R. Vetterli, Esq.

Karen Katri, Esq.

White & Case LLP